September 23, 2024

Michael Heltzen
Chief Executive Officer
Invizyne Technologies Inc.
750 Royal Oaks Drive, Suite 106
Monrovia, CA 91016

       Re: Invizyne Technologies Inc.
           Amendment No. 6 to Registration Statement on Form S-1
           Filed September 19, 2024
           File No. 333-276987
Dear Michael Heltzen:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1
Dilution, page 26

1. We note from page 6 and throughout the filing that in connection with the initial public offering, each purchaser of your common stock in this initial public offering has the right to obtain, at no additional expense, up to one additional share of your common stock on the second anniversary of the closing date of the offering (the Long Term Investor
       Rights). Please tell us how you plan to account for the issuance of the Long Term Investor
       Rights citing the applicable authoritative accounting guidance. Description of Capital
Long Term Investor Right to Receive Additional Shares, page 56

2. We note your response to our prior comment 3 and reissue in part. Please revise here to explain the methods you will use to confirm holders of your common stock are IPO
       Shareholders that are eligible to receive the Long Term Investor Rights. Please also
 September 23, 2024
Page 2

       explain how you plan to enforce the condition that the Long Term Investor Rights are available only to IPO Shareholders.
       Please contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Andrew Hudders, Esq.